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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

October 20, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464

Request for Withdrawal of Post-Effective Amendment

Post-Effective Amendment No. 76

Dear Ms. Browning:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ohio National Fund, Inc. (the “Registrant”) respectfully requests withdrawal of the following Post-Effective Amendment to its Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
76	10/7/2016	485APOS	0001193125-16-733650

A filing error was made in connection with the Post-Effective Amendment. No securities were sold in connection with the Post-Effective Amendment, which has not become effective.

Please contact me at (513) 794-6988 should you have any questions.

Sincerely,

/s/ Angela M. Fontanini

Angela M. Fontanini

Senior Assistant Counsel